News Release

B2Gold Corp. Reports on Record Fourth Quarter and Full Year 2011 Gold Production and
Guidance for 2012 Production and Development and Exploration Plans and Budgets

Vancouver, January 23, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”), is pleased to announce its gold production figures for the fourth quarter and year of 2011 and the Company’s guidance for 2012 production and development and exploration plans and budgets. All dollar figures are in United States dollars unless otherwise indicated.

2011 Fourth Quarter Highlights

  Record gold revenue for the quarter of $66.9 million
  Record gold production for the quarter of 38,808 ounces
  Record gold sales for the quarter of 39,557 ounces
  Successful completion of the B2Gold / Auryx Gold Corp. (“Auryx”) business combination, acquiring the Otjikoto gold project in Namibia

2011 Full Year Highlights

  Record gold revenue of $225.4 million
  Record gold production of 144,604 ounces, at the upper range of guidance
  Operating cash costs expected to be within guidance
  2011 year end cash position of approximately $100 million – no hedging and no debt
  Continued to advance all development and exploration projects

Production - 2011

B2Gold achieved record consolidated gold production for La Libertad and Limon mines in Nicaragua in the fourth quarter of 2011, producing 38,808 ounces of gold. Total gold production for 2011 was approximately 144,604 ounces, at the upper range of guidance.

Total production for 2011 from La Libertad was 99,567 ounces of gold, exceeding 2011 guidance. In the fourth quarter 26,158 ounces of gold were produced.

The Limon open pit and underground mine recorded its most successful year in the past seven years, producing 45,037 ounces of gold, within 2011 guidance. Approximately 12,650 ounces of gold were produced in the fourth quarter.

The main reasons for the improved production at the Limon Mine in 2011 were improved mill throughput and gold recoveries. The Limon mill averaged just under 1,100 tonnes of ore per day processing 100,888 tonnes of ore in the quarter, exceeding planned capacity of 1,000 tonnes per day. Recoveries also improved to 91% compared to budgeted recoveries of 88%.

Production Guidance 2012

B2Gold is projecting another record year for gold production in 2012, with consolidated production from La Libertad and Limon Mines in Nicaragua estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. The mines are projecting a total of approximately $140 million in cash from operations based on a gold price of $1,550 per ounce. B2Gold has no debt and no gold hedging. Average operating cash costs have been budgeted to be approximately 10% higher in 2012 compared to 2011 mainly due to a higher strip ratio at La Libertad and higher consumables and power costs.

Cash operating costs are expected to improve and production to increase in 2013 over 2012 due to the processing of higher grade ore from the Jabali deposit through the La Libertad mill. The Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 ounces in 2014 (1).

La Libertad Mine

La Libertad Mine is projected to produce approximately 102,000 to 110,000 ounces of gold in 2012 at an operating cash cost of approximately $550 to $575 per ounce. Cash from operations at La Libertad Mine is projected at approximately $100 million (at $1,550 per ounce gold price). Operating cash costs have increased compared to 2011 due to a higher strip ratio resulting from accessing higher grade ore from a new pit called Santa Maria. Power costs and consumables are also budgeted to increase by approximately 10%. Partially offsetting these higher costs will be an increase to the average grade milled to 1.77 grams per tonne (“g/t”) gold in 2012 compared to 1.72 g/t gold in 2011.

The Company has budgeted capital costs at La Libertad in 2012, totaling approximately $25.6 million. The majority of this capital cost will be expended on pre-stripping at the Santa Maria pit and to access future ore by enlarging existing pits and completing a tailings pond expansion.

Limon Mine

The Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold in 2012, an increase from 2011 production of 45,037 ounces of gold. Operating cash costs for 2012 are projected at approximately $700 to $725 per ounce of gold.

Operating cash costs for 2012 are budgeted to be similar to 2011 despite increasing costs for consumables and power. After the 2012 underground development work the Company anticipates mining more material from underground in closer proximity to the mill which should reduce operating costs. The Limon mine is budgeted to process 408,000 tonnes of ore at an average grade of 4.24 g/t gold. Mill throughput capacity has increased to over 1,100 tonnes of ore per day due to automation improvements made to the mill in 2011.

In 2012 the Limon Mine is projected to generate approximately $40 million in cash from operations (assuming a gold price of $1,550 per ounce).

             _________________________________
(1)	Subject to final permitting and mine planning of the Jabali deposits

The Company plans to undertake capital expenditures at the Limon Mine in 2012 totaling approximately $19.0 million. The majority of this capital expenditure will fund a major underground mine development program, surface mine pre-stripping and tailings pond construction. The underground development work will access deeper ore at the Santa Pancha vein, which should add approximately three years of production. Capital expenditures for 2013 are expected to be lower as the tailings pond work in 2012 will add approximately 5 years to its storage capacity.

2012 Development and Exploration

Jabali Deposit Development, La Libertad Property

The 2012 budget for the development of the Jabali deposit is approximately $23.9 million. This budget will fund the construction of a 15 km haul road for transporting the Jabali deposit ore to La Libertad mill, and for engineering, metallurgical and socio-economic programs. The permitting of the Jabali deposit is scheduled for completion in the third quarter and open pit mining is scheduled to commence in the fourth quarter of 2012.

The current Jabali inferred mineral resource is 3.55 million tonnes at 4.58 g/t containing 522,000 ounces of gold, which is considerably higher than the current average grade of 1.7 g/t ore currently being processed at La Libertad. The Company commenced mining from Jabali in November 2011, delivering higher grade colluvial material to the Libertad mill. The Company intends to commence open pit mining from Jabali in late 2012.

Based on the delivery of higher grade ore from the Jabali deposit, the Company expects an increase in annual production at La Libertad to approximately 135,000 ounces of gold in 2013 and, 150,000 ounces of gold by 2014 (subject to final mine plan).

La Libertad Property Exploration

At Jabali, B2Gold plans to expend $4.0 million to drill 5,500 metres in 2012 to complete infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west.

Positive exploration drill results in 2011 resulted in the Jabali Zones and the Mojon West deposit potentially increasing in size and confirming the strong continuity of gold mineralization at Jabali Central and Antenna (see news releases September 15, 2011 and December 01, 2011). A new resource estimate for the Jabali Central and Antenna deposits is due to be released in the second quarter of 2012.

An additional $1 million has been budgeted in 2012 to fund further drilling to explore the 20 km long La Libertad gold belt.

Limon Property Exploration

The 2012 exploration budget at the Limon property totals $4.6 million, funding 14,000 metres of drilling to explore numerous open pit and underground targets on the property.

B2Gold’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production and reduce operating costs per ounce of gold.

Otjikoto Project, Namabia

B2Gold successfully completed the business combination with Auryx in December 2011 whereby B2Gold acquired all of the issued and outstanding shares of Auryx.

Auryx Gold Namibia (Pty) Ltd. (“Auryx Gold Namibia”) (now a subsidiary of B2Gold) owns a 92% interest in the Otjikoto gold project in Namibia, Africa and a 100% interest in two additional exploration projects in Namibia. The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year mine life based on a Preliminary Economic Assessment released by Auryx in September 2011. Auryx's Otjikoto project hosts a National Instrument (“NI”) 43-101 compliant indicated resource of 25 million tonnes grading 1.44 g/t gold for 1.2 million ounces of gold. Otjikoto also hosts a NI 43-101 compliant inferred resource of 16 million tonnes grading 1.31 g/t gold for 0.7 million ounces of gold.

The Otjikoto gold project is located 300 km north of Namibia’s capital city of Windhoek. The project benefits significantly from Namibia’s well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent’s most politically and socially stable jurisdictions.

B2Gold, along with Auryx Gold Namibia’s experienced staff, is well placed to advance development at the Otjikoto gold project given B2Gold’s strong funding capacity and a management team with significant mine development and operating experience.

The B2Gold Board has approved an aggressive 2012 feasibility and development budget of $34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto gold project. Feasibility work will include additional metallurgical drilling and test work, power studies and geohydrology.

Included in the budget are costs for site preparation work and construction of a camp at site. The budget also contains $5 million for cash deposits associated with orders for long lead time items with a goal of commencing mining operations in 2014.

A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto gold project. Regional exploration work will also be conducted on the surrounding area. A new resource estimate for the Otjikoto gold project is due to be released in the first quarter of 2012. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project.

Gramalote Property, Colombia

The Gramalote property is located 80 km northeast of Medellin in central Colombia, with AngloGold Ashanti Limited (“AngloGold Ashanti”) as manager and has excellent access and infrastructure. The project is a 49%-51% B2Gold-AngloGold Ashanti joint venture, and has a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%). This budget will fund 21,700 metres of diamond drilling for the exploration of additional targets on the property, and infill drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work and engineering. Each joint venture partner will fund their share of expenditures pro rata. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

The companies had a 2011 exploration and feasibility budget for Gramalote of $37.6 million. Highlights from the 2011 prefeasibility and exploration work on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote and outside targets indicating the potential for a larger resource. The Company expects to release an updated resource calculation in the first quarter of 2012.

Cebollati Property, Uruguay

The Cebollati property covers a belt of 50 km long by 10 to 15 km wide located 180 km by good paved road from the capital city of Montevideo. B2Gold has an option to earn an 80% interest in the Cebollati property by funding exploration work through to feasibility.

The 2012 exploration program for the Cebollati project has a budget of $3.4 million which includes approximately 4,000 metres of drilling. The drilling program will continue on the Southern and Windmill zones following the successful 2011 exploration drilling program that confirmed the presence of significant gold bearing replacement style mineralization within multiple zones (see news release dated September 16, 2011). In addition, the 2012 exploration will continue on regional evaluation and project generation work. The Company intends to release further exploration results from the 2011 drilling program shortly.

Radius Gold (“Radius”) Joint Venture – Trebol, Pavon and San Jose Properties, Nicaragua

B2Gold has the right to earn a 60% interest from joint venture partner Radius in the Trebol, Pavon and San Jose properties located in northeastern Nicaragua. The 2012 exploration program budget for the Radius joint venture of $4.0 million is to fund 5,000 metres of drilling on the Trebol, San Jose and Pavon targets located along the 6 km northeast trending belt of continuously mineralzed volcanic rock.

B2Gold / Calibre Mining Corp. (“Calibre”) Joint Venture – Borosi Concessions, Nicaragua

B2Gold and Calibre recently announced drill results that discovered significant porphyry style gold and copper mineralization at the Primavera project within the Borosi concessions in north east Nicaragua (see news release dated January 20, 2012).

Assay results from the first three holes totaling 667.85 metres drilled in December 2011 have confirmed the presence of wide spread gold and copper values similar to those previously reported from surface trenching (see Calibre press release dated November 28, 2011). The drilling and trenching has thus far only tested approximately 250 metres of strike length within the original gold-copper soil anomaly of over 800 metres in length by 300 metres wide. The mineralization at Primavera is open in all directions. The results received are consistent with “porphyry style” mineralization within volcanic and intrusive rocks

Drilling has resumed with the deepening of the third hole which was not completed due to the holiday break. A total of 2,000 metres of diamond drilling totaling $1.5 million is planned in the next few months to define the extent of the porphyry system. Several other gold-copper anomalies identified on the Primavera concession remain untested and will be evaluated over the coming months.

Financial

B2Gold remains in a strong financial position with approximately $100 million in cash at the end of 2011. The Company is projecting cash from mining operations to generate approximately $140 million in 2012 (based on a $1,550 average gold price). This strong financial position will allow the Company to continue to advance its development and exploration projects and fund all capital requirements in 2012, while retaining a strong cash position.

Tom Garagan, Senior Vice President of Exploration, is a Qualified Person for B2Gold Corp. as defined by National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.